BARNES & THORNBURG llp
http://www.btlaw.com	171 Monroe Avenue NW
Suite 1000
Grand Rapids, MI 49503

Switchboard: (616) 742-3930
Fax: (616) 742-3999
Direct Dial: (616) 742-3933
R. Paul Guerre	E-mail: pguerre@btlaw.com

March 13, 2009

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3720

Re:	MISCOR Group, Ltd. (“MISCOR”)
Form 10-K (“10-K”) for the fiscal year ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the quarterly period ended September 28, 2008
File No. 000-52380

Dear Mr. Spirgel:

By letter dated November 21, 2008, your office provided comments on the above-referenced filings.  Responses to those comments were submitted to you by my firm on behalf of MISCOR by letters dated December 19, 2008 and December 23, 2008, and by MISCOR directly on January 7, 2009.

By letter dated January 9, 2009, your office provided additional comments to the above-referenced filings.  Responses to those comments were submitted to you by my firm on January 30, 2009.

By letter dated February 19, 2009, your office provided additional comments to the above-referenced filings.  Responses to those comments were submitted to you by my firm on March 11, 2009 (the “March 11 Response”).

By telephone conference on March 12, 2009, Mr. Kyle Moffatt, Accountant Branch Chief, and Mr. Michael Henderson, Staff Accountant, of your office provided additional comments to the above-referenced filings.  In response to those comments and pursuant to the request of Messrs. Moffatt and Henderson, I confirm on behalf of MISCOR that the four reporting units of MISCOR identified in the March 11 Response as having recorded goodwill as of the fourth quarter of 2008 – namely, MIS, 3D, Ideal and AMP – will be the reporting units utilized by MISCOR for testing for goodwill impairment for the fourth quarter of 2008.

*     *     *     *     *

Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
March 13, 2009

We appreciate your review of the foregoing responses to your comments.  Should you have additional comments or questions, please contact me at 616.742.3933.

Very truly yours,

/s/ R. Paul Guerre

R. Paul Guerre

cc:	John A. Martell
Mary L. Hunt
James M. Lewis
Joseph Canataro
James Kochanski